1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Important Note: The following is an English translation of the Chinese version of the Rule of Procedures for the Board of Directors of Aluminum Corporation of China Limited(). In case of any discrepancies or inconsistencies, the Chinese version shall always prevail. The Rules are subject to the shareholders' approval at the coming 2011 annual general meeting.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ALUMINUM CORPORATION OF CHINA LIMITED
RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

CHAPTER I GENERAL PROVISIONS

Article 1

These rules are hereby formulated in accordance with the Company Law of the People's Republic of China, Securities Law of People's Republic of China, Mandatory Provisions of Articles of Association of Companies Listed Overseas, CSRC Guidelines for Articles of Association of Chinese Listed Companies, Code of Corporate Governance for Listed Companies in China, Rules of Shanghai Stock Exchange on Listing Stocks (hereinafter referred to as "SSE Listing Rules"), Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (hereinafter referred to as "Exchange Listing Rules"), (SSE Listing Rules and Exchange Listing Rules are collectively referred to as "listing rules of the place where Company shares are listed"), Articles of Association of Aluminum Corporation of China Limited and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of improving the corporate governance structure of Aluminum Corporation of China Limited (hereinafter referred to as the "Company"), ensuring that the Board of Directors can make the effective demonstration, scientific and prudent decisions, and standardizing the working procedures of the Board of Directors.

Article 2	The Board of Directors is the standing power authority and the business decision-making body. The Board of Directors shall be responsible for and report to the Shareholders' General Meeting.

Article 3	The Board of Directors of the Company shall be subject to the supervision of the Board of Supervisors and all shareholders.

CHAPTER II DIRECTORS

Article 4

The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent more than 50 percent of the members of the Board of Directors; the independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company) shall represent one third or more of the members of the Board of Directors. A director can be engaged as the part-time senior management staff of the Company; however, the number of the directors serving as the part-time senior management staff shall not exceed one half of the Company's total number of directors.

Article 5

The Board of Directors shall include one chairman and one vice chairman, who shall be elected and removed by more than half of all the directors. The Chairman of the Board and the Vice Chairman of the Board shall serve terms of three years and may serve consecutive terms if reelected.

Article 6	The chairman of its Board of Directors shall be the legal representative of the Company.

Article 7	The directors of the Company shall be natural persons. Directors need not hold shares of the Company.

Article 8

Directors shall be elected or changed by the Shareholders' General Meeting. At the expiration of their terms, directors may continue to serve as such if reelected, but independent directors may not serve more than six years in succession. A director may not be removed by the Shareholders' General Meeting without cause before the expiration of his or her term.

Article 9

The tenure of directors shall be calculated from the date when the resolution of the Shareholders' General Meeting is adopted to the date when the new Board of Directors is elected by the Shareholders' General Meeting.

Article 10	Directors shall possess the following qualifications:

(1)	bachelor degree or above;

(2)	relatively high professional level, relatively comprehensive and abundant operational experience and business management capabilities;

(3)	be familiar with the governance of listed companies and understand the operating mechanism of the listed companies;

(4)	relatively strong communication and coordination skills.

Article 11	None of the following persons may serve as a director of the Company:

(1)	persons without capacity or with limited capacity for civil acts;

(2)

persons who were sentenced to criminal punishment for the crime of corruption, bribery, misappropriation of property or diversion of property or for disrupting the order of the socialist market economy, where not more than five years have elapsed since the expiration of the period of punishment; or persons who were deprived of their political rights for committing a crime, where not more than five years have elapsed since the expiration of the period of deprivation;

(3)

persons who served as directors, or factory directors or managers, who bear personal liability for the bankruptcy liquidation of their companies or enterprises, where not more than three years have elapsed since the date of completion of the bankruptcy liquidation;

(4)

persons who served as the legal representatives of companies or enterprises that had their business licenses revoked for breaking the law, where such representatives bear individual liability therefor and not more than three years have elapsed since the date of revocation of the business license;

(5)	persons with comparatively large debts that have fallen due but have not been settled;

(6)	persons whose cases have been placed on the docket and are being investigated by the judicial authorities because they violated the criminal law, and such cases are still pending;

(7)	national civil servants and the public institutions' staff that are subject to the similar management of the national civil servants;

(8)	persons who may not serve as leaders of enterprises by virtue of laws or administrative regulations and rules;

(9)

persons ruled by a competent authority to have violated securities-related regulations, where such violation involved fraudulent or dishonest acts and not more than five years have elapsed since the date of the ruling;

(10)	persons who are determined to be banned from entering the securities market by the State Council authorities in charge of securities and whose bans have not been lifted;

(11)	any circumstance under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association.

Article 12

Directors shall fulfill the duty of loyalty to the Company and comply with the laws, administrative regulations and rules, as well as these Articles of Association of the Company, and shall faithfully perform their duties based on and maintain the interests of the Company. Directors shall not damage the interests of the Company for the sake of the interests of the actual controller, shareholders and employees of the listed companies, him or her self, or other third party. Where their own interests are in contradiction with the interests of the shareholders, then their action principle shall be the maximum benefit of the Company and the shareholders. Directors shall:

(1)	exercise powers within the scope of their functions and powers and not to exceed such powers;

(2)

not conclude a contract or enter into a transaction or arrangement with the Company except as otherwise provided in these Articles of Association or with the informed consent of the Shareholders' General Meeting;

(3)	not take advantage of insider information to seek personal gains or the interests for other individuals;

(4)	not operate on their own, or operate for others, the same category of business as the Company they are serving, or to engage in activities which damage the interests of the Company;

(5)

not use his or her functions and powers as a means to accept bribes or other forms of illegal income, and not to illegally appropriate Company property in any way, including but not limited to any opportunities that are advantageous to the Company;

(6)	not divert Company funds;

(7)	not take advantage of their functions and powers to seek commercial opportunities for themselves or other individuals which should belong to the Company;

(8)	not accept commissions in connection with Company transactions without the informed consent of the Shareholders' General Meeting;

(9)	not deposit Company funds in their own personal accounts or in the personal accounts of other individuals;

(10)

not lend Company funds to others, and not use Company property as security for the debts of Company's shareholders or other individuals without the consent of the Shareholders' General Meeting or the Board of Directors;

(11)

without the informed consent of the Shareholders' General Meeting, not disclose confidential information which is material or share-price sensitive relating to the Company that was acquired by him or her during his or her tenure; and not use such information except in the furtherance of the interests of the Company; however, such information may be disclosed to a court or other competent government authorities if:

i.	provided for by law;

ii.	required in the public interest;

iii.	required in the personal legitimate interest of such director.

(12)	fulfill other obligations imposed by laws, administrative regulations and rules, as well as these Articles of Association.

Article 13

Directors shall actively fulfill their obligation of diligence, consider the judgments made by people of the equal status under the similar circumstances on the basis of the Company's best interests, make prudent decisions about the interests and risks of the matters to be decided of the listed companies and shall not be released from such liability by the reason that they are not familiar with the Company's business or do not understand the related matters, so as to confirm:

(1)	that the commercial activities of the Company are in accordance with laws, administrative regulations and the requirements of various national economic policies;

(2)	that all shareholders are treated equally;

(3)	that they read the various commercial and financial reports of listed companies carefully so as to find out the business and operations of the Company in a timely manner;

(4)

that they exercise the management and decision rights entrusted by the Company to them in person and not let them be handled by others; that they do not transfer the disposition of these rights to others without the permission of laws and administrative rules and Articles of Association or the informed resolutions of the Shareholders' General Meeting;

(5)	that they accept the legitimate supervision and reasonable recommendations of the Supervisory Board on their performance of duties.

Article 14

No director may act on behalf of the Company or the Board of Directors in his or her own name unless these Articles of Association specify that he or she may do so or he or she is lawfully authorized to do so by the Board of Directors.

Article 15

Directors shall ensure enough time and energy to participate in the affairs of listed companies, fulfill their duties and make careful judgments and decisions for the matters submitted to the Board of Directors for deliberation. If a director fails to personally attend more than one third of the meetings of the Board of Directors in the current year, the Board of Supervisors shall review his or her performance of duties and make resolution and announcement about his or her diligence. If a director fails to personally attend more than 50 percent of the meetings of the Board of Directors in the current year without any reasonable ground such as disease, working or studying abroad, or if a director fails to personally attend a meeting of the Board of Directors and to appoint another director to attend the meetings on his or her behalf on two consecutive occasions, he or she shall be deemed as unable to perform duties and the Board of Directors shall propose to the Shareholders' General Meeting that he or she be replaced.

Article 16

Directors shall attend the meetings of the Board of Directors with the serious and responsible attitude, and express the clear opinions on the matters under discussion. A director shall attend the Board meetings and make decisions personally in principle. If he or she is unable to attend a meeting in person, he or she may appoint in writing another director to attend the meetings and vote on his or her behalf; the principal shall independently assume the legal responsibilities. Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors. When examining and discussing a related transaction, the non-associated directors shall not appoint the associated directors to attend the meetings on behalf of them; the independent directors shall not appoint the non-independent directors to attend the meetings on behalf of them.

Article 17

Directors may tender their resignations before the expiration of their term of office. To resign, a director shall submit a written resignation to the Board of Directors and describe the reasons for his/her resignation in the written resignation. In case the reasons for the resignation are involved in illegal or non-standard operation, the related matters shall be specifically specified and reported to the Securities Exchange where the Company's stock is listed and other relevant regulatory bodies.

Article 18

If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The remaining directors shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director.

Article 19

If a director tenders his or her resignations or his or her term of office expires, the fiduciary obligation of the Company's directors do not necessarily cease under the circumstances that the resignation report has not become effect or it is within the appropriate period after the report came into force or after the termination of their tenure.

Article 20	A director who causes the Company to sustain a loss due to his or her unauthorized departure from office prior to the end of his or her term shall be liable for damages.

Article 21	Directors shall comply with relevant laws, administrative regulations and the Articles of Association and strictly comply with the public commitments they have made.

Article 22

Directors shall actively participate in relevant trainings, in order to understand the rights, obligations and responsibilities as a director, get familiar with relevant laws and administrative regulations, and master relevant knowledge required as a director.

Article 23

If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be released from such liability.

Article 24

The Company shall provide ongoing training for directors, enabling the directors understand, master and get familiar with the laws, administrative regulations and relevant regulatory rules applicable to the corporate supervision and governance.

CHAPTER III SELECTION AND APPOINTMENT OF NON-INDEPENDENT DIRECTORS

Article 25

The Company shall establish the standardized and transparent directors' selection and appointment procedures, in order to ensure that the selection and appointment are open, fair, impartial and independent.

The list of candidates for directors shall be submitted as a motion to the Shareholders' General Meeting. The candidates for non-independent directors shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected by the Shareholders' General Meeting of the Company.

In case the Company's controlling shareholders' shareholding percentage is more than 30 percent, the cumulative voting system may be implemented for the election of directors and supervisors at a Shareholders' General Meeting, namely when more than two directors or supervisors shall be elected at the Shareholders' General Meeting , each share held by the shareholder who participates in the voting carries a number of voting rights equivalent to the number of directors or supervisors to be elected, and a shareholder may cluster or disperse his or her voting rights.

The outside directors shall have sufficient time and the necessary knowledge and ability to perform their duties. The Company must provide necessary information to outside directors for performing their duties. Among them, the independent directors may directly report to the Shareholders' General Meeting, the China Securities Regulatory Commission (CSRC) and other relevant departments.

Article 26	The candidates for directors shall not only comply with the relevant provisions of the Company Law, but also meet the following requirements:

(1)	having not been subject to any administrative penalty by China Securities Regulatory Commission during the most recent three years;

(2)	having not been subject to the decry in public or more than two times of notice of criticism by the stock exchange during the most recent three years;

(3)	having not been during the period that is publicly identified as not suitable to serve as directors of listed companies by the stock exchange.

The above periods shall be calculated from the date on which the Shareholders' General Meeting for selecting and appointing the directors is held.

Article 27	The following procedures shall be followed for selecting the non-independent directors:

(1)

The consent of the nominee shall be obtained before the nominator nominates him or her for the position of non-independent director; the nominator(s) shall be fully aware of the basic information of the nominee, including but not limited to his or her occupation, educational background, title, career details, listed companies once served, all of his or her concurrent positions, etc., and shall be liable to provide such written materials to the Shareholders' General Meeting. The candidate shall make a written commitment to the Company, agree to accept the nomination, promise that the publicly disclosed information about candidates is true and complete, and guarantee that they will earnestly perform their duties if being selected.

(2)

The candidates for directors shall answer the shareholders' questions at the Shareholders' General Meeting discussing the election and appointment matters, comprehensively disclose whether themselves and their close relatives are involved in or conflicted with the interests of the Company, make commitment to fulfill their duties and submit "Directors' Declaration and Undertaking" or other similar documents to the Stock Exchange after they are appointed.

(3)

If the candidate for the non-independent director is nominated before the board meeting is convened, if otherwise provided in accordance with provisions in the applicable laws and regulations and/or the Listing Rules or other securities laws and administrative regulations, the written materials of the nominee described in item (1) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such provisions.

(4)

If a shareholder or the Board of Supervisors, who is consistent with the conditions stipulated in the Articles of Association, put(s) forth an extempore motion for the election of a non-independent director to the Shareholders' General Meeting, the written notice of the intention to nominate a candidate for the position of non-independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) of this Article shall be delivered to the Company to enable it having enough time to deliver the relevant notice and materials to shareholders in at least 14 days before the date of the Shareholders' General Meeting.

Article 28

An employment contract shall be signed between the Company and the directors, specifying the rights and obligations of the Company and the directors, the term of office of directors, the responsibilities to be assumed by directors for violating the laws, administrative regulations and Articles of Association, the compensation to be made because of the early termination of contract by the Company.

CHAPTER IV INDEPENDENT DIRECTORS

Article 29

The Company's Board of Directors shall have the independent directors. The members of the Company's Board of Directors shall include one third or more independent directors, of which, one shall be served by the person with experience in accounting or financial management as required by the Listing Rules.

Article 30	A person holding the position of independent non-executive director shall satisfy the basic conditions set forth below:

(1)	having the qualifications to hold the position of director of the listed Company in accordance with laws and administrative regulations and rules;

(2)	having the independence required by relevant laws, administrative regulations and the Listing Rules;

(3)

having a basic knowledge of the operation of listed companies and being familiar with relevant laws, administrative rules, regulations and rules (including but not limited to the applicable accounting standards);

(4)	having at least five years of experience in law, economics or other work experience required for performing the duties and responsibilities of an independent director;

(5)	other conditions stipulated in these Articles of Association.

Article 31

The independent director must have the independence provided in the applicable laws, administrative regulations and rules, regulations or the Articles of Association and / or the relevant Listing Rules, the following persons may not serve as independent directors:

(1)

persons holding a position in the Company or a subsidiary thereof and their lineal relatives and major social relations (the lineal relatives refer to the spouse, parents and children; the major social relations refer to the brothers and sisters, father-in-law and mother-in-law, daughter-in-law, son-in-law, the spouses of brothers and sisters, as well as the spouse's brothers and sisters);

(2)

natural person shareholders who directly or indirectly hold at least 1 percent of the outstanding shares of the Company or who rank among the top ten shareholders of the Company, and their lineal relatives;

(3)

persons who hold positions of senior management in entities that directly or indirectly hold at least 5 percent of the outstanding shares of the Company or that rank among the top five shareholders of the Company, and their lineal relatives;

(4)	persons who, at any time during the immediately preceding period of one year, have fallen into any of the three categories listed above;

(5)	persons who provide financial, legal, consultancy or other such services to the Company or its subsidiaries;

(6)	other persons that the authorities in charge of securities specify may not serve as an independent non-executive director;

(7)	other personnel stipulated in the Articles of Association.

Article 32	The nomination, election and replacement of independent directors shall be carried out in accordance with the laws and norms:

(1)

The candidates for the Company's independent director shall be nominated by the Company's Board of Directors, Board of Supervisors and shareholders who alone or together hold at least 1 percent of the outstanding shares of the Company and shall be decided through election by the Shareholders' General Meeting.

(2)

The consent of the nominee shall be obtained before the nominator nominates him or her for the position of independent director; the nominator(s) shall be fully aware of such details of the nominee as his or her occupation, educational background, title, career details, all of his or her concurrent positions, etc. and provide the written documents about the above-mentioned information to the Company. The candidates shall make a written commitment to the Company that they agree to accept the nomination and promise that the publicly disclosed information about candidates is true and complete, and to guarantee that they will earnestly perform their duties if being selected;

(3)

The nominator(s) shall express his/its/their opinions on the nominee's qualifications for holding the position of independent director and his or her independence; if otherwise provided in accordance with the applicable Listing Rules or other securities laws and regulations, the nominee shall make a public statement to the effect that no relationship exists between himself or herself and the Company that could affect his or her making independent and objective judgments;

(4)

If the candidate for the independent director is nominated before the board meeting is convened, if otherwise provided in accordance with provisions in the applicable laws and regulations and/or the Listing Rules or other securities laws and regulations, the written materials of the nominee described in item (1) and (2) of this Article shall be announced together with the resolution of the Board of Directors in accordance with such provisions.

(5)

If a shareholder alone or shareholders together holding at least 3 percent of the voting rights in the Company or the Board of Supervisors put(s) forth an extempore motion for the election of an independent director, the written notice of the intention to nominate a candidate for the position of independent director and of the nominee indicating his or her willingness to accept the nomination as well as relevant written materials on the nominee as mentioned in above in item (1) and (2) of this Article shall be delivered to the Company to enable it having enough time to deliver the relevant notice and materials to shareholders in at least 14 days before the date of the Shareholders' General Meeting.

(6)

Prior to the holding of a Shareholders' General Meeting at which an independent director is to be elected, if otherwise provided in accordance with the applicable Listing Rules or other securities laws and regulations, the Company shall simultaneously submit the relevant materials on all the nominees to the State Council authorities in charge of securities, the State Council authorities in charge of securities where the Company is located and/or the agency of the CSRC and the stock exchange on which Company shares are listed. If the Board of Directors of the Company has objections concerning the relevant details of a nominee, the Company shall additionally submit the written opinion of the Board of Directors. The nominees against whom the CSRC has objections may not serve as candidates for independent non-executive director. At the time the Shareholders' General Meeting to elect an independent non-executive director is held, the Board of Directors of the Company shall elaborate on whether the CSRC had any objections against the candidates for the post of independent non-executive director;

(7)

The term of office of the independent directors is the same as that of other directors. At the expiration of their terms, independent directors may continue to serve as such if reelected, but they may not serve more than six years in succession.

(8)

If an independent director fails on three consecutive occasions to personally attend a meeting of the Board of Directors, the Board of Directors shall request that the Shareholders' General Meeting replace him or her. An independent director may not be removed without cause before the expiration of his or her term, unless any of the circumstance mentioned in the preceding paragraph or a circumstance, under which a person may not hold the position of director specified in the laws, administrative regulations and rules, as well as these Articles of Association, arises. If an independent director is removed before the expiration of his or her term, the Company shall disclose his or her removal as a matter for special disclosure. If the removed independent director is of the opinion that the Company's grounds for removing him or her are not justified, he or she may make a public statement to that effect.

(9)

Directors may tender their resignations before the expiration of their term of office. To resign, a director shall submit a written resignation to the Board of Directors. The independent director shall provide information on any circumstances related to his or her resignation or any circumstances to which he or she believes the attention of the Company and its creditors must be drawn. If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation.

Article 33

The independent directors shall faithfully perform their fiduciary duties and duties of diligence to the Company and all shareholders. The independent directors shall, in accordance with relevant laws, administrative regulations and the Articles of Association, earnestly perform their duties, safeguard the overall interests of the Company and prevent the legitimate rights and interests of minority shareholders from being infringed. The independent directors shall independently perform their duties, without being affected by the Company's major shareholders, actual controller, or other units or individuals that have material interests in the Company.

Article 34

In addition to the functions and powers granted to directors under the Company Law, other the laws, administrative regulations and rules, as well as these Articles of Association, independent directors shall have the following special functions and powers:

(1)

the material connected transactions (as determined based on the criteria issued by the stock exchange or the competent regulator from time to time) shall be reviewed by the Board of Directors or the Shareholders' General Meeting in accordance with laws, regulations and / or the relevant Listing Rules; it shall be submitted to the Board of Directors for discussion after being approved by more than 50 percent of the independent directors in accordance with such provisions. A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. Before rendering their judgment, independent non-executive directors may engage an intermediary organization to issue an independent financial consultant report for use as a basis for rendering their judgment;

(2)	proposing the engagement or dismissal of an accounting firm to the Board of Directors;

(3)	proposing to the Board of Directors the calling of an extraordinary Shareholders' General Meeting;

(4)	proposing the calling of meetings of the Board of Directors;

(5)	independently engaging external auditors and consultants;

(6)	openly soliciting shareholders' voting rights before the holding of a Shareholders' General Meeting;

(7)	directly reporting to the Shareholders' General Meeting, the China Securities Regulatory Commission and other relevant departments.

An independent director shall obtain the consent of at least half of the independent directors before exercising the aforementioned functions and powers in items (2), (3), (4), (6), and (7) and shall obtain the consent of all independent directors before exercising the aforementioned functions and powers in item (5).

Article 35

In addition to performing the duties and responsibilities mentioned above, independent directors shall express their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters:

(1)	the nomination or removal of directors;

(2)	the engagement or dismissal of senior management staff;

(3)	the remuneration of the Company's directors and senior management staff;

(4)	matters which may, in an independent non-executive director's opinion, harm the rights and interests of small and medium shareholders;

(5)

major financial transactions that occur between the Company (including its subsidiaries) and the related parties (including the shareholders and associated companies), or the connected transactions to be reviewed and approved in accordance with relevant Listing Rules by the shareholders;

(6)	the failure by the Board of Directors to prepare a plan for the distribution of profits in cash;

(7)	other matters specified in the applicable laws and regulations, as well as these Articles of Association.

Concerning the aforementioned matters, independent non-executive directors shall express one of the following opinions: consenting opinions; qualified opinions, and the reasons therefor; opposing opinions and the reasons therefor; disclaimer of opinion and the reasons therefor, and an explanation of the impediments.

Article 36	In order to ensure that the independent directors effectively exercise their powers, the Company shall provide the necessary conditions for the independent directors:

(1)

The Company shall ensure that the independent directors enjoy the same right to know as other directors. As for any matters to be decided by the Company's Board of Directors, the Company must notify the independent directors in advance according to the statutory time and provide sufficient information; if the independent directors believe that the information is insufficient, they may request for supplementation;

(2)

The Company shall provide the working conditions necessary for the independent directors to perform their duties. The Secretary to the Company's Board of Directors shall actively provide assistance for the independent directors to perform their duties, such as briefing and providing materials. In case the independent advices, proposals and written instructions made by the independent directors shall be announced, the Secretary to the Company's Board of Directors shall promptly handle with the announcement matter;

(3)

When the independent directors exercise their powers, the Company's related personnel shall actively cooperate with them and shall not refuse, obstruct or conceal, or interfere with the independent exercise of powers;

(4)	The costs incurred by employing the intermediaries and exercising other powers shall be borne by the Company;

(5)

In case the independent directors must express their views about the connected transactions to be reviewed and approved by the Shareholders' General Meeting, the Company shall employ an independent financial adviser to issue the opinions of independent financial adviser as the basis for the opinions of the independent directors in accordance with relevant Listing Rules;

(6)

The Company shall give appropriate allowance to the independent directors. The allowance standard shall be decided by the Company's Board of Directors, adopted by the Shareholders' General Meeting through deliberation and disclosed in the Company's annual report. In addition to the above allowances, the independent directors shall not obtain other additional and undisclosed interests from the Company and its major shareholders or interested agencies and persons.

CHAPTER V RESPONSIBILITIES OF THE COMPANY'S BOARD OF DIRECTORS

Article 37	The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers:

(1)	to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting;

(2)	to implement the resolutions of the Shareholders' General Meeting;

(3)	to decide on the business plans and investment plans of the Company;

(4)	to formulate the annual financial budgets and final accounts of the Company;

(5)	to determine the Company's annual loan financing plan;

(6)	to formulate the profit distribution plans and plans for making up losses of the Company;

(7)	to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds;

(8)	to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company;

(9)

to make decision on the security for third parties not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association;

(10)

to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, the provision of security for third parties, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting;

(11)	to decide on the establishment of the Company's internal management organization;

(12)

to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager, and deciding on matters relating to their remuneration;

(13)	to decide on the establishment of the Company's branches' organization;

(14)	to formulate amendments to these Articles of Association;

(15)	to formulate the basic management systems of the Company;

(16)

to make decision on the Company's other major affairs and administrative affairs, other important agreements signed, other functions and powers provided for in laws or these Articles of Association or granted by the Shareholders' General Meeting, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;

(17)	other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting.

Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9) and (14), which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.

If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.

Article 38

With the authorization made by the Board of Directors, the Chairman of the Board may exercise part of functions and powers of the Board when the board is not in session. The content of the authorization made by the Board of Directors shall be clear and specific.

Article 39	The Company's Board of Directors shall review and approve the following transactions:

(1)	the investment (including venture capital) or the acquisition valued at less than 25 percent of the Company's audited total assets (or total market value) as at the most recent period;

(2)

any testing carried out in accordance with the relevant assets ratio, revenue ratio, profitability ratio, consideration ratio and equity ratio; the sold project whose any testing ratio is less than 25%;

(3)

any testing carried out in accordance with the assets ratio, revenue ratio, consideration ratio and equity ratio stipulated in the Listing Rules; the connected transactions whose any ratio is less than 5%;

(4)

the sum of the expected value of the fixed assets proposed to be disposed and the value obtained from the fixed assets that have been disposed four months in advance shall not exceed 33% of the value of fixed assets shown in the audited balance sheet as at the most recent period.

In case certain transaction is one of the above item (1) to item (4) resulting in the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's audited total assets as at the most recent period, such transaction shall be submitted to the Shareholders' General Meeting for deliberation and approval.

Article 40

In case the market development, M & A, the investment in new areas shall be decided by the Board of Directors, the projects whose investment or M & A of assets amounted to more than 10% of the total assets shall be provided with the professional advices from the social counseling agencies, as the important basis for the decisions made by the Board of Directors.

Article 41	The Company's Board of Directors authorizes the Company's management to decide the following transactions and matters:

(1)	the Company's wholly owned or holding construction projects with the construction investment of less than RMB 1.5 billion Yuan;

(2)

the abandon and leasing of the assets of the Company and the subsidiaries with the net book value of less than RMB 1 billion Yuan; the transfer and replacement of the assets of the Company and the subsidiaries with the transaction amount of less than RMB 1 billion Yuan;

(3)

calculated in accordance with the equity ratio, the M & A and joint venture with the currency capital contribution of less than RMB 500million Yuan, or the total assets and currency contribution of less than RMB 1 billion Yuan (including the currency contribution of no more than RMB 500 million Yuan);

(4)	the investment in finance, securities and its derivatives with the investment amount of less than RMB 100 million Yuan;

(5)	the connected transaction with the trading volume of less than 0.1% of the total assets disclosed as at the most recent period.

Article 42

The Board of Directors shall formulate and review the Company's corporate governance policies and practices, review whether the Company complies with the App. 14 "Corporate Governance Code" in the "Stock Exchange Listing Rules" and the disclosure in the corporate governance report, and make recommendations.

Article 43	The Board of Directors shall review and supervise the training and continuing professional development of the directors and senior management personnel.

Article 44

The Board of Directors shall review and supervise the Company's compliance with laws, regulations, policies and practices, formulate, review and supervise the codes of conduct and compliance manuals, and make amendment according to the actual situation from time to time, in order to ensure that the Company's operation and management is complying with the laws, regulations and the requirements of Code of Conduct.

Article 45	The Board of Directors shall strengthen the anti-fraud monitoring, specify the anti-fraud agencies and their responsibilities and establish the anti-fraud monitoring system.

CHAPTER VI SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

Article 46

The Company's Board of Directors shall establish the Audit Committee, Nomination Committee, Remuneration Committee, Development and Planning Committee, Occupational Health & Safety and Environment Committee and other committees to be responsible for the Board of Directors as required. The special committees will make study on the professional matters and give comments and suggestions for the Board of Directors to make decisions.

Article 47

The Nomination Committee and Remuneration Committee are composed of directors, of which, the majority is independent directors. See the main responsibilities and discussion procedures of the Nomination Committee and Remuneration Committee in the "Working Rules of the Nomination Committee" and "Working Rules of the Remuneration Committee".

Article 48

The Audit Committee is composed entirely of independent directors, of which, there is at least one personnel with accounting or financial management experience required in the Listing Rules. See the main responsibilities and discussion procedures of the Audit Committee in the "Working Rules of the Audit Committee".

Article 49

The Development and Planning Committee is responsible for the deliberation of the Company's strategic development plan, making advices on the major investment activities, and supervising, promoting and monitoring the implementation of the development strategies. See the main responsibilities and discussion procedures of the Development and Planning Committee in the "Working Rules of the Development and Planning Committee".

Article 50

The Occupational Health & Safety and Environment Committee is responsible for supervising the effective implementation of the Company's health & safety and environmental protection plans, raising questions about the major incidents, inspecting and supervising the handling of major incidents. See the main responsibilities and discussion procedures of the Occupational Health & Safety and Environment Committee in the "Working Rules of the Occupational Health & Safety and Environment Committee".

Article 51	The special committees may employ intermediary agencies to provide professional advices; the relevant costs shall be borne by the Company.

Article 52

The special committees shall be responsible for the Company's Board of Directors, make advices to the Board of Directors on the matters within their own scope of duties, and report to the Board of Directors.

CHAPTER VII THE COMPANY''S MEETINGS OF BOARD OF DIRECTORS

Article 53	The Board of Directors has a Board Secretary's Office to be responsible for dealing with the daily affairs of the Board and keeping the seal of the Board of Directors.

Article 54	The meetings of the Board of Directors are divided into the regular meeting and extraordinary meeting.

Meetings of the Board of Directors shall be held at least four times a year. Meetings of the BD shall be convened by the Chairman of the Board. For convening the meetings of the Board of Directors, the Board Secretary's Office shall give the written notice attached with the seal of the Board Secretary's Office to all directors, supervisors, senior management staff and Secretary to the Board of Directors directly, via fax, email and other methods 14 days in advance. In case the written notice is not served directly, it shall be confirmed via telephone and be recorded appropriately.

Article 55

Before giving the notice convening the meetings of the Board of Directors, the Board Secretary's Office shall collect the motions submitted to the Board of Directors from various departments of the Company, and shall fully solicit the views of all directors and initially form the meeting proposal for the Chairman of the Board to make decision.

The Chairman of the Board, before developing the proposals, shall make discussion with the Manager and other senior management staff and seek their views.

Article 56

In case of one of the following circumstances, the Chairman of the Board shall convene and preside over the extraordinary meeting within 10 working days after the Chairman of the Board personally receive the proposal or the requirements of the securities regulatory authorities; the extraordinary meeting is not limited to the aforementioned meeting notice period in Article 54, if:

(1)	it is proposed by shareholders representing at least 10 percent of the voting rights;

(2)	it is proposed by at least one-third of the directors;

(3)	it is proposed by at least one-half of the independent directors;

(4)	it is proposed by the Board of Supervisors;

(5)	the Chairman of the Board believes that it is necessary;

(6)	it is proposed by the Manager of the Company;

(7)	it is required to be convened by the securities regulatory department under the State Council;

(8)	other circumstances stipulated in the Articles of Association.

In case of particularly urgent situation that the extraordinary Shareholder' General Meeting shall be convened as soon as possible, the notice may be made via telephone or orally, but the convener shall make statements at the meeting.

Article 57

To convene the extraordinary meeting of the board in accordance with the provisions in the preceding article, a written proposal signed (attached seal) by the relevant shareholder(s) shall be submitted to the Chairman of the Board through the Board Secretary's Office or directly.

(1)	the name(s) of the relevant shareholder(s);

(2)	the reasons for proposal and the objective causes that the proposal is based on;

(3)	the proposed time or time limit, place and manner to convene the meeting;

(4)	the clear and specific proposal;

(5)	the contact information of the relevant shareholder(s) and proposed date.

The contents of proposal shall be classified as the matters within the terms of reference of the Board of Directors stipulated in the Articles of Association and shall be submitted together with the materials related with the proposal.

The Board Secretary's Office shall forward the abovementioned written proposal and related materials to the Chairman of the Board on the same date when they are received. If the Chairman of the Board believes that the proposal is not clear, specific or the related materials are not sufficient, the relevant shareholder(s) may be required to make supplementation.

Article 58	The meeting of the Board of Directors in principle shall be held at the Company's domicile.

Article 59	The notice for the meeting of the Board of Directors shall be written in Chinese, if necessary, the English version can be attached, including at least the following information:

(1)	the date and place of meeting;

(2)	the manner to convene the meeting;

(3)	the matters (proposals) proposed to be reviewed;

(4)	the convener and host of the meeting, the relevant shareholder(s) who propose the extraordinary meeting and the written proposal;

(5)	the meeting materials required by the directors to vote;

(6)	the requirements that the directors shall personally attend the meeting or appoint other directors to attend the meeting on behalf of them;

(7)	the receipt and the letter of authorization;

(8)	the agenda for the meeting;

(9)	the date to issue the notice;

(10)	the contact and the contact information.

The oral notice for meeting shall at least include the above item (1) and (2), as well as the description for convening the extraordinary meeting in case of the urgent situation.

Any director may waive the right to require the notice for the meetings of the Board of Directors.

Article 60

After the written notice for the regular meeting of the Board of Directors is issued, if the time and place to convene the meeting shall be changed or the meeting proposal shall be added, changed and cancelled, the written change notice shall be issued three days before the originally scheduled meeting date, specifying the situation and relevant contents and materials about the new proposal. If failed to issue the written notice three days in advance, the meeting shall be postponed accordingly or held on the originally scheduled meeting date with the recognition of all the participating directors.

After the written notice for the extraordinary meeting of the Board of Directors is issued, if the time and place to convene the meeting shall be changed or the meeting proposal shall be added, changed and cancelled, the recognition of all the participating directors shall be obtained and the record shall be made accordingly.

Article 61

The directors shall fill in the receipt or the letter of authorization after the receipt of the notice and fax the receipt or the letter of authorization two days before the meeting of the Board of Directors; the original receipt or the letter of authorization shall be served before the meeting.

Article 62	Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protest against, before or at its commencement, any lack of notice.

Article 63

Any regular or extraordinary meeting of the Board of Directors may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.

Article 64

The Board Secretary's Office shall be responsible for preparing the materials about the meeting of the Board of Directors and must sent the meeting materials to all directors via fax, mail, email or by hand 14 days before the regular meeting of the Board of Directors or 7 days before the extraordinary meeting of the Board of Directors for review. In case of special circumstances that the meeting materials can not be provided timely, it shall be explained in advance.

If the directors believe that the materials can not meet the requirements, they may request supplementary materials. Where 25 percent of the directors or more than two outside directors believe that the materials are not sufficient or the argumentation is not clear, they may jointly propose to delay the convening of the BD or delay some of the issues under deliberation and the Board of Directors may adopt their proposal.

The directors who propose to suspend the voting shall put forward the explicit requirements for submitting the proposal for deliberation again.

Article 65

The supervisors, senior management staff and Secretary to the Board may attend meetings of the Board of Directors in a non-voting capacity. The personnel that deemed to be necessary by the Chairman of the Board (or the chairman of the meeting) may attend the meeting of the Board of Directors.

Article 66

The meetings of the Board of Directors shall be convened and presided over by the Chairman of the Board. Where the Chairman of the Board cannot attend such a meeting for any reason, the meeting shall be convened and presided over by the (a) vice Chairman of the Board. If there is no Vice Chairman of the Board or the Vice Chairman of the Board is unable or fails to perform these duties, a director elected by at least one half of the directors shall convene and presided over the meetings of the Board of Directors.

Article 67

Meetings of the Board of Directors may be held only if more than half of the directors (including any alternate director appointed pursuant to the Company's Articles of Association) attend. If the number of occupied seats on the Board of Directors falls below the statutory minimum because relevant directors are refused or lazy to attend the meeting, the Chairman of the Board and the secretary to the Board of Directors may timely report to the regulatory authorities.

Each director shall be entitled to one vote. Resolutions of the Board of Directors must be adopted by the affirmative vote of the majority of all the directors (the special motion must be adopted by the affirmative vote of the more than two thirds of all the directors). When the numbers of votes for and against are equal, the chairman of the meeting shall be entitled to one additional vote.

Article 68	The following matters shall be shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors:

(1)	to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of bonds;

(2)	to draft plans for major acquisitions of the Company and the buyback of the Company's own shares, as well as the merger, division or dissolution of the Company;

(3)	the Company's matters relating to the security for third parties decided by the Board of Directors;

(4)	to formulate amendments to these Articles of Association.

Article 69

Votes at a meeting of the Board of Directors shall be taken by a show of hands; if there are more than two directors proposing to adopt the ballot, votes for special resolution shall be taken by a ballot.

Article 70

The meetings of the Board of Directors shall be convened on site as soon as possible. When necessary, under the premise of guaranteeing that the directors may fully express their views, the meeting may be convened by video, telephone, fax or email with the consent of the convener (the chairman of the meeting) and the relevant shareholder(s) who propose(s) the meeting. The meetings of the board of director may also be convened on site and by means of other methods.

If the meeting of Board of Directors is convened off-site, the number of directors who have attended the meeting shall be calculated according to the number of directors displayed in the video, the number of directors who express their views in a conference call, the number of valid votes in terms of fax or email actually received within the stipulated period, or the written confirmation submitted by the directors afterwards.

The Board of Directors may agree to accept a written motion instead of convening the meeting of the Board of Directors. The draft of the motion shall be served in person, by mail, telegram and fax to each director. In case that the Board of Directors has distributed the motion to all directors, the number of directors who sign on the motion reaches the quorum required by law and the motion has been submitted to the Secretary of the Board by the abovementioned ways, the resolution shall become the resolution adopted by the Board of Directors, without convening the meeting of the Board of Directors.

Article 71

Meetings of the Board of Directors shall be attended by the directors in person in principle. If a director is unable to attend a meeting for any reason, he or she shall firstly review the meeting materials, express his or her opinions in written form and appoint another director in writing to attend the meeting on his or her behalf. Such instrument of appointment shall specify the names of the principals or their agents, the principal's brief comments on each proposal, the principal's scope of authorization, the tips on the intention of voting on proposals, the signature or seal of the principal and the date of entrustment. The director attending the meeting on behalf of the absent director shall exercise the director's rights to the extent authorized.

If the written confirmation is signed by any alternate director appointed, the director shall be specifically authorized in the power of attorney.

A written power of attorney shall be submitted to the chairman of the meeting to appoint the alternate director; the information about the alternate director shall be stated in the attendance book of the meeting.

If a director fails to attend a meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his or her behalf, he or she shall be deemed to have waived his or her right to vote at such meeting.

Article 72	The following principles shall be followed to appoint directors or accept the appointment to attend the meetings of the Board of Directors:

(1)

In consideration of the connected transactions, the non-associated directors shall not appoint the associated directors to attend the meetings on behalf of them; the associated directors shall not accept the non-associated directors' appointment.

(2)

The independent directors shall not appoint the non-independent directors to attend the meetings on behalf of them; the non-independent directors shall not accept the independent directors' appointment.

(3)

Directors shall not fully appoint other directors to attend the meetings under the condition that their personal opinions and voting intentions on the proposals are not described; relevant directors shall not accept the appointment with full powers and the appointment with unclear authorization; otherwise, the appointment is invalid;

(4)

Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors; any director shall not appoint the directors who have been appointed by more than two directors to attend the meeting.

Article 73	After each proposal is fully discussed, the chairman of the meeting shall request the participating directors to vote.

The voting intentions of the directors are divided into affirmative voting, negative voting and waiver. The participating directors shall choose one of the above three intentions; failing to make choice or choosing more than two intentions simultaneously, the chairman of the meeting shall have the right to ask relevant directors to make choice again; if the directors refuse to make choice, it shall be regarded as a waiver; if the directors leave the meeting venue halfway without making a choice, it shall be regarded as a waiver.

The chairman of the meeting shall request the directors who participate in the meeting of the Board of Directors to express explicit opinions on each proposal.

Article 74

As for the proposals required to be recognized by the independent director in advance in accordance with the provisions, the chairman of the meeting shall specify an independent director to read out the written recognition reached by the independent directors before discussing relevant proposals.

Article 75	If any director hinders the meeting or affects the speech of other directors, the chairman of the meeting shall promptly stop his or her behavior.

Article 76

In addition to obtaining the unanimous consent of all participating directors, the meetings of the Board of Directors shall not vote for the proposals not covered in the meeting notice. The directors, who accept the appointment of other directors to attend the meetings of the Board of Directors, shall not vote on the proposals covered in the meeting notice on behalf of other directors.

Article 77	The directors shall carefully read relevant meeting materials and express their views independently and carefully on the basis of fully understanding the situation.

The directors may obtain the necessary information from the Board Secretary's Office, the convener of meeting, the senior management staff, various special committees, accounting firms, law firms and other institutions, and also may advice the chairman of the meeting to request the representatives of the above personnel and institutions to explain relevant information.

Article 78

If the meeting of Board of Directors is convened on site, the chairman of the meeting shall announce the statistical results on the spot; if the meeting of Board of Directors is convened by means of other methods, the chairman of the meeting shall request the secretary to the Board of Directors to notify the directors about the voting results before the next working day after the end of the prescribed time limit for voting.

The directors' voting made after the voting results are announced by the chairman of the meeting or after the prescribed time limit for voting, the voting shall not be included in the statistics.

Article 79	In case of the contradiction between the content and meaning of the different resolutions formed at the meeting of the Board of Directors, the resolution that is formed later shall prevail.

Article 80	In case of the following circumstances, the directors shall withdraw from the voting on the relevant proposals:

(1)	the circumstance, stipulated in the listing rules of the place where Company shares are listed inside and outside China, that the directors shall withdraw from the voting;

(2)	the circumstance that any director believes that he or she shall withdraw from the voting;

(3)

other circumstance stipulated in the Article of Association of the Company that the directors shall withdraw from the voting because of the relationship with the enterprises covered by the meeting proposals.

In case that the directors withdraw from the voting, relevant meetings of the Board of Directors may be held if more then 50 percent of the non-associated directors can attend; the formed resolutions shall be adopted by the affirmative voting of more than 50 percent of all non-associated directors (the special resolutions shall be adopted by the affirmative voting of more than two thirds of all non-associated directors). If the number of the non-associated directors that attend the meeting is less than three, they shall not vote for relevant proposals; the related matters shall be submitted to the Shareholders' General Meeting for deliberation.

Article 81	The Board of Directors shall exercise powers in accordance with the Shareholders' General Meeting and the Articles of Association and powers and not to exceed such powers.

Article 82

As for the proposals submitted to the Board of Directors for deliberation, under the condition that there is no significant change in relevant conditions and factors, the meetings of the Board of Directors shall not review the same proposals within one month.

Article 83	The meetings of the Board of Directors held on site or by means of video, telephone and other methods, the recording during the whole process may be required as needed.

Article 84

The secretary to the Board of Directors shall arrange the officers from the Board Secretary's Office to make minutes for the meetings of the Board of Directors. The minutes shall include the following contents:

(1)	the session of the meeting; the time, place and method to convene the meeting;

(2)	the issuance of meeting notice;

(3)	the convener and chairman of the meeting;

(4)	the circumstances that the directors shall attend the meetings in person or on behalf of other directors;

(5)	the proposals under the deliberation of the meeting; each director's main points and opinions in the speech about relevant matters; the voting intention on the proposals;

(6)	the voting methods and results of each proposal (specifying the specific number of the affirmative voting, negative voting and negative voting and waive);

(7)	other matters that the participating directors believed to be recorded.

In addition to the minutes, the secretary to the Board of Directors also may arrange the officers from the Board Secretary's Office to make a clear and concise minutes of the meeting and prepare a separate resolution record according to the statistical voting results.

The records and minutes of meetings shall be written in Chinese and may be written in English if necessary.

Article 85

The directors (the directors who attend the meeting in person or on behalf of other directors) attended the meeting, the secretary to the Board of Directors and the person who makes record shall sign on the minute. In case any director has different opinions on the meeting minute or the resolution record, he or she may make a written explanation at the time of signing on it. When necessary, the director may report to the regulatory authorities or make a public statement.

The directors attending the meeting shall have the right to make descriptive records of their speeches at the meeting. The opinions of the independent (non-executive) directors shall be clearly listed in the resolutions of the Board of Directors.

The minute of each meeting of the Board of Directors shall be provided to all directors for review as soon as possible. Any director who wants to make amendment of supplement to the minute shall report the amendment to the Chairman of the Board in written form within one week upon the receipt of the minute.

If any director fails to make confirmation by signing in accordance with the provisions in the preceding paragraph, fails to make written description, or fails to report to the regulatory agencies or make a public statement, it shall be regarded as that the director is fully agreeing with the contents of the meeting minute.

After the meeting minute is finalized and signed, the secretary to the Board of Directors shall send a complete copy to each director as soon as possible.

Article 86

The directors shall be liable for the resolutions of the Board of Directors. If a resolution of the Board of Directors is in violation of laws, administrative regulations or these Articles of Association, thereby causing the Company to sustain a material loss, the directors who took part in the resolution shall be liable to the Company for damages. However, if a director is proved to have expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, such director may be released from such liability.

Article 87

Any written resolution not formed in line with the statutory procedures shall not have the legal effect of the resolution of the Board, even if every director has expressed his or her opinion in different way.

Where a resolution of the Board of Directors is in violation of laws, administrative regulations and rules, the Company's Articles of Association or the resolution of the Shareholders' General Meeting, thereby causing serious losses to the Company, the directors who cast an affirmative vote shall be directly liable to the Company for damages. However, where a director can prove that he expressed his opposition to such resolution when it was put to be voted, and that such opposition was recorded in the minutes of the meeting, the director may be relieved from such liability; where a director does not abstain from voting, or is absent and does not appoint others to attend, the director may not be relieved from such liability; where a director has expressed his opposition to such resolution but does not cast a negative vote, the director also may not be relieved from such liability.

Article 88

The announcement of the resolutions of the Board of Directors shall be handled by the secretary to the Board of Directors in accordance with relevant provision in the listing rules of the place where the Company's stock is listed. Before the announcement of the resolution is disclosed, the participating directors, people who attend the meeting, people who makes record and serves for the meeting shall bear the duty of confidentiality on the contents of the resolution.

Article 89

The Chairman of the Board shall urge relevant personnel to implement the resolution of the Board of Directors, check the implementation of the resolution and report the implementation of the formed resolution at the meetings of the Board of Directors.

Article 90

The meeting files of the Board of Directors, including the meeting notice, meeting materials, attendance book, power of attorney for directors who attend the meeting on behalf of others, meeting recording materials, voting and the meeting records, minutes, resolution record and resolution announcement signed by the participating directors, shall be kept by the secretary to the Board of Directors.

The records of the meetings of the Board of Directors shall be kept at the Company's domicile for at least 10 years.

CHAPTER VIII SUPPLEMENTARY PROVISIONS

Article 91	These rules shall be formulated by the Board of Directors and be effective after being approved by the Shareholders' General Meeting through deliberation.

Article 92

The matters not covered in these rules shall be handled in accordance with the currently effective laws, administrative regulations, normative documents, the regulatory rules of the place where the Company's stock is listed and the Articles of Association. In case that these rules are conflicted with the laws, administrative regulations, relevant normative documents and the supervisory rules of the place where the Company's stock is listed that are promulgated from time to time, the provisions in the laws, administrative regulations, relevant normative documents and the supervisory rules of the place where the Company's stock is listed shall prevail.

Article 93	These rules shall be interpreted by the Company's Board of Directors.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary